

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2010

VIA U.S. MAIL

Golden Global Corp.
c/o Incorp Services, Inc.
375 North Stephanie Street, Suite 1411
Henderson, Nevada 89014-8909

>   **Re: Golden Global Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 1, 2010**
>   **File No. 333-169757**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We remind you of comments 1 and 2 in our letter dated November 1, 2010.

2.   We note your response to comment 5 in our letter dated November 1, 2010 that the Thibert Creek and Dynasty properties are not material to your operations because you have not taken any steps to explore and develop them and due to your limited funding it is uncertain whether you will be able to do so in the future. Please disclose this information on page 5.

3.	We note your response to comment 5 in our letter dated November 1, 2010. We also note that your prospectus contains certain statements that make it unclear as to whether your officers are also your directors. For example, with respect to your plan of exploration, you state that "This is the projected plan recommended by the Directors of the Company. John Hope, our President will be supervising the testing program." In the forepart of the registration statement, please clearly disclose that your two sole officers also serve as your two sole directors.

4.	We reissue comment 7 in our letter dated November 1, 2010. We note your response that the transaction described in note 3 to your financial statements is the one relating to the asset purchase and share exchange agreement and related acquisition of the Thibert Creek and Dynasty properties. Please disclose (i) that you purchased such properties and mining equipment from Velocity Resources Canada Ltd. and (ii) John Hope's title at Velocity Resources Canada Ltd. each time you discuss the Thibert Creek and Dynasty properties. In addition, please provide us with an analysis as to whether you are required to provide the information required by Item 404 of Regulation S-K with respect to this transaction.

Plan of Distribution, page 21

5.	We note your response to comment 10 in our letter dated November 1, 2010. Please disclose the content of such response in the next amendment to your registration statement.

Description of Business, page 26

Intellectual Property, page 30

6.	We note your response to comment 14 in our letter dated November 1, 2010. Please disclose your Web site address in the next amendment to your registration statement.

Employees, page 32

7.	We note your response to comment 16 in our letter dated November 1, 2010 that a copy of the geology report is included in your response. However, such report was not included in your response. Please file the report with your response relating to the next amendment to your registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

8.	We note your response to comment 22 in our letter dated November 1, 2010. Please revise your disclosure to indicate that John Hope prepared the cost estimates and that they were based in respect of your plans to carry out further exploration on the McDame property alone.

Directors and Officers, page 51

9.   We note that Hon Ming Tony Wong is listed as being the treasurer and director of Beyond IVR Holdings, Inc. in its Registration Statement on Form S-1 (File No. 333-167671). Please provide the basis for not including this in the biographical sketch of Mr. Wong contained in your registration statement. Please also confirm that the other disclosure in this section is complete.

Certain Relationships and Related Transactions, page 57

10.   We note your response to comment 23 in our letter dated November 1, 2010. Please disclose the content of such response in the next amendment to your registration statement. We also note from your Web site that Mr. Tiebe is in investor relations. Please provide your analysis as to why he is not a "significant employee" under Item 401(c) of Regulation S-K.

Engineering Comments

11.   We note your response to our previous comment number 28. We are unable to locate all the cited dollar values and contained ounces referenced from Bulletin 28. Please advise or revise your disclosure by removing all unreferenced dollar values and contained ounces from your disclosure.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Golden Global Corp.
December 28, 2010
Page 4

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters or John Coleman at (202) 551-3610 if you have any questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc   Konrad Malik, Esq.
         Macdonald Tuskey
         (604) 681-4760 (fax)